Parnell Pharmaceuticals Holdings Pty Ltd

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia

May 16, 2014

Via UPS and Email

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Division of Corporation Finance

Washington, DC 20549-2000

Attention:	Larry Spirgel
Assistant Director

Re:	Parnell Pharmaceutical Holdings Ltd
Amendment No. 1 to
Draft Registration Statement on Form F-1 Submitted May 1, 2014
CIK No. 1603429

Dear Mr. Spirgel:

This letter is submitted on behalf of Parnell Pharmaceutical Holdings Pty Ltd (“Parnell” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated May 9, 2014 (the “Comment Letter”).

Concurrently with this letter, the Company is publicly filing with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”). A marked copy of Amendment No. 2 indicating changes from Amendment No.1 to the Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company's response. Page references in this letter are to page numbers in Amendment No. 2.

General

1.       We note your response to comments 6 and 15, but have not received the supplemental materials. Please note we will need to consider these materials prior to your requesting effectiveness of your registration statement.

U.S. Securities and Exchange Commission

May 16, 2014

Page Two

Response: The Company acknowledges the Staff’s comment and confirms that the Company has supplementally provided to the Staff the materials requested in comments 6 and 15 on or about May 13, 2014.

2.       We note that you have filed a confidential treatment request with respect to several exhibits to your registration statement. We will require sufficient time to both review your application and the exhibits and resolve any comments on the application prior to your requesting acceleration of your registration statement. Please note that comments on the confidential treatment request may impact disclosure in the prospectus.

Response: The Company acknowledges the Staff’s comment and advises that two additional confidential treatment requests with respect to exhibits to Amendment No. 2 will be submitted supplementally to the Staff.

3.      We note that you refer to the Company as “Parnell Pharmaceuticals Holdings Ltd” on the outside cover page, but you use “Parnell Pharmaceuticals Holdings Pty Ltd” throughout the financial statements section from F-1 to F-77. Please tell us the reason for referring to the Company differently.

Response: The Company acknowledges the Staff’s comment. As described in the Company’s registration statement, the Company was incorporated as a proprietary company limited by shares in Australia on June 25, 2009. In anticipation of the Company’s initial public offering, on April 28, 2014 the Company converted its corporate status under the Australian Corporations Act 2001 (Cth) from a proprietary company limited by shares to that of a public company limited by shares. This corporate conversion will become effective when the Australian Securities and Investments Commission changes the registration details of the Company’s corporate entity, which is expected to occur prior to the effectiveness of the Company’s Registration Statement. Until such time, the Company legally remains a proprietary company limited by shares with all descriptions of the Company in the financial statements disclosed this way. Disclosures of the conversion of status can be found on pages 9, F-53 and F-77 of Amendment No. 2.

Use of Proceeds, page 40

4.       We note that you intend to repay the 2013 Parnell bonds with the offering proceeds. We also note that some of your officers and directors and their affiliates participated in the 2013 Parnell Bonds offering. Please disclose the amount of the offering proceeds that each of your officers and directors and their affiliates will receive as a result of this repayment.

U.S. Securities and Exchange Commission

May 16, 2014

Page Three

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amendment No. 2 with respect to the use of proceeds to remove repayment of the 2013 Parnell Bonds. The Company does not intend to repay the 2013 Parnell Bonds from proceeds from this offering. Such revised disclosure can be found on pages 11 and 40 of Amendment No. 2.

Financial Statements

5 Segment Information, page F-26

5.       We note your response to comment 26. However, pursuant to paragraph 23 of IFRS 8, it appears you should disclose for each reportable segment the significant items included within “segment costs” such as depreciation and amortization.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s chief operating decision makers (as defined in the Company’s registration statement, “CODM”) use Adjusted EBITDAOI as the measure of profit or loss to allocate resources and assess a segment’s performance. As a result, such items as depreciation, amortization, interest expense, interest income or income taxes are not included within the segment measure of profit or loss. Additionally, these items are not provided to the CODM on a regular basis for each reportable segment; the CODM only reviews such items on a consolidated basis and as such the Company has not separately disclosed such amounts. In considering the guidance of paragraph 23 of IFRS 8, the Company did not consider these items to meet the requirement for separate disclosure as the information is not included in the segment result nor is it regularly provided to the CODM for the purpose of making decisions about allocating resources to a segment or assessing its performance. Given these facts, the Company continues to believe that the Company’s current segment disclosure is complete and in compliance with IFRS.

26 Contingencies, page F-50

6.       We note in the Risk Factor disclosure on page 17, if you have not obtained registration for Zydax in the U.S. or Europe before May 2014, you may be required to start paying certain damages to Elanco. Tell us if you anticipate paying damages to Elanco and explain to us in detail your accounting literature you have relied upon as a basis for your accounting and explain your consideration of the guidance in IAS 37.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it is currently in negotiations with Elanco regarding the arrangement and obligations of both parties under the Distribution and Supply Agreement. These negotiations are ongoing and not complete and the Company has not yet achieved registration of Zydax. As a result, the Company anticipates that it will have to pay certain amounts under the agreement. The amount of such payments will be dependent upon the negotiations and/or achievement of registration and only become payable each month as registration is further delayed. In accordance with the agreement, the total amount payable to Elanco is capped at USD$2 million.

U.S. Securities and Exchange Commission

May 16, 2014

Page Four

As at June 30, 2013, the establishment fees of USD$2.0 million received from Elanco were included in the amounts shown as “Trade and Other Payables” with AUD$1.8 million classified as non-current and AUD$0.4 million classified as current. These amounts were deferred as the Company had not met the criteria under IAS 18 for recognizing revenue for such fees because registration had not yet been achieved for Zydax, the risks and rewards had not transferred to Elanco and the amount received could still require repayment. On the basis that the conditions would be met, however, the subscription “deferred income” was used.

As at March 31, 2014, given the status of registration of Zydax no revenue has been recognized and the deferred fees continue to be classified as “Trade and Other Payables” with those amounts estimated at repayable in the following 12 months as a current liability amounts. In considering the guidance of paragraph 14 of IAS 37, management believes it is appropriate to recognize a provision for the estimated amounts payable to Elanco. Each month that passes from May 2014 until May 2015 in which registration is not achieved or negotiation is not complete, an amount of US$0.16 million will become due and payable. The Company has updated its disclosures on F-69 of Amendment No. 2 to include additional information to clarify the nature of the amounts associated with the Distribution and Supply Agreement. Additionally, the deferred fees have been re-captioned as “Provisions for fees received in advance” to better reflect the refundable nature of the obligation.

7.       In addition, please provide comprehensive disclosure of this obligation in your footnotes including management’s anticipated timing for a decision on Zydax by the FDA and the European regulator. You should also provide management’s updated assessment of this obligation in the Risk Factor disclosure on page 17 and elsewhere, as applicable.

U.S. Securities and Exchange Commission

May 16, 2014

Page Five

Response: The Company acknowledges the Staff’s comment and, as noted in the Company's response to comment 6 above, the Company has updated its disclosures on F-69 of Amendment No. 2 to include additional information to clarify the nature of the amounts associated with the Elanco Distribution and Supply Agreement. Additionally, the Company has revised its risk factor disclosure on page 17 of Amendment No. 2 to provide management’s updated assessment of this obligation.

The Company appreciate the Staff's attention to the review of the registration statement. Please do not hesitate to contact me at: (913) 312-0791 if you have any questions regarding this letter or Amendment No. 2.

Sincerely,

Parnell Pharmaceuticals Holdings Pty Ltd
/s/ Robert T. Joseph
Robert T. Joseph
President and Chief Executive Officer

cc:	Via E-mail
Andrew Gilbert, Esq., DLA Piper LLP (US)
David Schwartz, Esq., DLA Piper LLP (US)
Donald Murray, Esq., Covington & Burling, LLP